March 15, 2010

By U.S. Mail and Facsimile to 623-707-4808

Mr. David L. Yowan
Chief Executive Officer
American Express Credit Corporation
One Christina Centre
301 North Walnut Street
Suite 1002
Wilmington, Delaware 19801

Re: **American Express Credit Corporation**
File No. 001-6908
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2007
Form 10-K for the fiscal year ended December 31, 2008
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Amendment Number One to Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Amendment Number One to Form 10-Q for the period ended June 30, 2009
Form 8-K dated November 12, 2009
<u>Form 10-Q for the period ended September 30, 2009</u>

Dear Mr. Yowan:

We have reviewed your February 12, 2010 response to our comment letter to you dated December 31, 2009 and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008

Explanatory Note, page 1

1. Revise the proposed "Explanatory Note" in the 2009 Form 10-K to also include the fourth and fifth paragraphs of the current Explanatory Note (on page 1 of the 2008 Form 10-K).

General Nature of Credco's Business, page 4

2. We note your response to comment number 14 of our letter to you dated December 31, 2009. As we requested, please disclose in your future filings whether or not you have issued any asset backed securities during the past three years.

Risk Factors, page 11

3. Revise to add a risk factor for " Credco is a wholly-owned subsidiary of American Express and any agreements or arrangements between the 2 entities may not necessarily be to the benefit of Credco's debt holders" or another similar caption and disclose therein the receivable arrangement and any other material agreements between the 2 entities. In addition, please state that all decisions are made without any arms length negotiations.

4. We note your response to comment number 19 of our letter to you dated December 31, 2009. Please revise this risk factor consistent with comments above relating to the risks from the change in your agreements with the Banks which gave the Banks discretion to retain or sell receivables to you, including risks that the Banks will sell you receivables with the highest risks and retain those with the lowest risks.

Management's Report on Internal Control over Financial Reporting, page 41

5. Please revise in your future filings your explanation that the errors were discovered "in the course of preparing the financial statements for the third

quarter of 2009" to reflect your explanation as set forth on page 5 of your
response letter in which you state the following:

- the errors were not discovered by either the internal or external auditors;
- the errors were not discovered as part of your quarterly disclosure;
- the errors were discovered by management in connection with its
  preparation for the maturing of the debt relating to the investment.

* * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments
  do not foreclose the Commission from taking any action with respect
  to the filing; and
- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

**In addition, please be advised that the Division of Enforcement has access to
all information you provide to the staff of the Division of Corporation Finance in
our review of your filing or in response to our comments on your filing.**

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn,
Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments

on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney